Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 8, 2018

Mara L. Ransom
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tottenham Acquisition I Ltd. Draft Registration Statement on Form S-1 Submitted March 29, 2018 CIK No. 0001731176

Dear Ms. Ransom:

On behalf of our client, Tottenham Acquisition I Ltd. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 27, 2018 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

Prospectus Summary, page 1

2.	Please disclose here that none of your officers or directors has any experience with blank check companies as you do on page 29.

Response: Disclosure has been added to page 5 of the Amended S-1 in accordance with the Staff’s comments.

Mara L. Ransom June 8, 2018 Page 2

Summary Financial Data, page 17

3.	We are not able to recalculate your “as adjusted” working capital and “as adjusted” total assets from the explanation provided in the second paragraph following the table. Please explain to us and provide clarifying disclosure of how each of the “as adjusted” amounts is calculated. Please also consider how our comments below with respect to dilution and capitalization may impact the financial data.

Response: The disclosure on page 17 of the Amended S-1has been revised in accordance with the Staff’s comments and updated to reflect the Company’s updated financial information.

Risk Factors, page 18

Nasdaq may delist our securities from trading on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions, page 24

4.	In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your Nasdaq listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

Response: The disclosure on page 91 of the Amended S-1 has been revised in accordance with the Staff’s comment. The Company’s amended and restated memorandum and articles of association will contain provisions requiring the Company to conduct a proxy solicitation or tender offer pursuant to documents containing the disclosures required by Regulation 14A. The disclosure about the amended and restated memorandum and articles of association already contained disclosure about the requirements for amending such document. These requirements apply regardless of the Company’s listing on the Nasdaq Stock Market.

If our shareholders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to effect a business combination, page 28.

5.	Please quantify the shares subject to registration rights to clarify the magnitude of this risk.

Response: The disclosure on page 28 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Use of Proceeds, page 39

6.	We note the total offering expenses exclude deferred underwriting discounts and commissions (4.5% of gross proceeds from offering). Please revise the total amounts presented in the table accordingly.

Response: The disclosure on page 39 of the Amended S-1 has been revised in accordance with the Staff’s comments.

7.	We note your offering expenses of $500,000 disclosed here do not reconcile with the $511,500 in expenses on page II-2. Please revise for consistency.

Response: The disclosure on pages 39 and II-2 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Mara L. Ransom June 8, 2018 Page 3

Dilution, Page 43

8.	We note your net tangible book value at December 31, 2017 includes deferred offering costs of $95,000. Please revise to calculate net tangible book value excluding any intangible assets such as deferred offering costs. Refer to Item 506 of Regulation S-K.

Response: The disclosure on page 43 of the Amended S-1 has been revised in accordance with the Staff’s comments.

9.	Please reconcile for us the line item “net proceeds from this offering and private placement of private units” in the amount of $40,950,000 on page 44 with the $40,500,000 in net proceeds shown in the table on page 39. Please revise for consistency.

Response: The disclosure on page 44 of the Amended S-1 has been revised in accordance with the Staff’s comments.

10.	Please show us how you arrived at deferred underwriting discounts and commissions of $965,446. Please expand your disclosure to contrast this amount with the $1,800,000 of deferred underwriting discounts and commissions in the table on page 39 clarifying why it is appropriate to use the reduced amount adjusted for units redeemed by shareholders in connection with an initial business combination in your dilution calculation.

Response: The line item “deferred underwriting discounts and commissions” has been revised to $939,083, to include a deferred underwriting discount of $800,000, which equals 2% of the gross proceeds of the Proposed Public Offering paid upon the consummation of a business combination, plus a deferred underwriting commission of $139,083, which equals 2.5% of non-redeeming public shareholders. The Use of proceeds table on page 39 provides the maximum amount that could be paid to the underwriters, assuming that no shares are redeemed, while the Dilution table assumes that the maximum number of shares have been redeemed. Footnote 3 to the Use of Proceeds table explains that the amount shown in the table may be reduced based on the number of redemptions.

Capitalization, page 45

11.	Please explain the amount of ordinary shares used to arrive at an as adjusted amount of $3,498 or revise.

Response: The disclosure on page 45 of the Amended S-1 has been corrected.

Effecting a Business Combination, page 52

General, page 52

12.	You contemplate in the first paragraph on page 52 that you may target a “financially unstable” company or an entity in early stage development. Please briefly describe how you would determine whether such a business has a fair value of at least 80% of the assets in the trust account.

Response: The Company has deleted the disclosure related to “financially unstable” companies. The Company intends to consider early stage companies which may need cash in order to develop their products, such as healthcare companies. As disclosed on pages 5 and 56 of the Amended S-1, the fair market value of the target will be determined by the Company’s board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). If the Company’s board of directors is not able to independently determine that the target business has a sufficient fair market value, the Company would obtain an opinion from an unaffiliated, independent investment banking firm, or another independent entity that commonly renders valuation opinions on the type of target business the Company was seeking to acquire, with respect to the satisfaction of such criteria.

Mara L. Ransom June 8, 2018 Page 4

Financial Statements

Notes to Financial Statements

Note 4 – Proposed Public Offering, page F-9

13.	Please include disclosure summarizing the terms of the public units to be sold in the offering, including the ordinary shares, warrants and rights. Please separately include disclosure with respect to the private placement that is to occur in connection with the offering and the terms of the related units. Similarly, in Note 7 please disclose the terms of units to be offered to the underwriters.

Response: The disclosure on page F-9 has been revised to include information summarizing the terms of the public units to be sold in the offering, including the ordinary shares, warrants and rights. A new Note, Note 5, has been added to disclose the terms of the private placement. The disclosure in Note 8 (previously Note 7) has been revised to disclose the terms of the units to be offered to the underwriters.

Note 7 – Commitments and Contingencies

Underwriter Agreement, page F-10

14.	Please revise your disclosure to clarify the discount of 2.5% is non-contingent. Please also distinguish the terms of the non-contingent underwriting discount with the deferred discount of $1,800,000 (or $2,070,000 if the underwriters’ over-allotment is exercised in full).

Response: The disclosure on page F-11 has been revised in accordance with the Staff’s comments.

Exhibits and Financial Statement Schedules, page II-3

15.	We note the consent of UHY LLP will be filed by amendment. Please ensure you provide the consent of Friedman LLP and revise the index accordingly.

Response: The index on page II-3 has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner